CCSC Technology International Holdings Limited

1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St
Fotan, Shatin, Hong Kong

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ms. Jenny O'Shanick

March 13, 2025

Re:	CCSC Technology International Holdings Limited
Registration Statement on Form F-3, as amended (File No. 333-284474)
Initially filed January 24, 2025

Dear Ms. O'Shanick:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CCSC Technology International Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:30 p.m. ET on March 14, 2025, or as soon as thereafter practicable.

Very truly yours,

CCSC Technology International Holdings Limited

By:	/s/ Kung Lok Chiu
	Name:	Kung Lok Chiu
	Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC